Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

News Release

Ballard Announces Sale of E-Drive Operations to Siemens VDO

For Immediate Release – December 20, 2006

Vancouver, Canada – Ballard Power Systems today announced that it has signed an agreement to sell its electric drive operations – based in Dearborn, Michigan – to Siemens VDO Automotive Corporation. Ballard indicated in October that it was evaluating strategic options with respect to these operations, including divesting or restructuring to improve financial performance. As explained at the time, the electric drive operations are not core to Ballard’s fuel cell stack strategy, and this technology application has limited revenue potential and high cash consumption.

The sale will generate proceeds of approximately US$4 million, including estimated working capital adjustments. As a result of the transaction, Ballard expects to incur a non-cash write-down of goodwill in the fourth quarter of 2006 of approximately US$105 million. With the sale, Ballard will reduce operating cash consumption by approximately US$10 million per year. The transaction is expected to close in January 2007, subject to certain closing conditions.

“This transaction, the result of an extensive strategic review process, is consistent with our focus on our core fuel cell stack business and our commitment to continue to improve Ballard’s financial performance,” said John Sheridan, Ballard’s President and Chief Executive Officer. “Siemens VDO is an excellent fit with the Dearborn electric drive operations. Together with our Alliance partners, DaimlerChrysler AG and Ford Motor Company, we look forward to working with Siemens VDO on next-generation fuel cell vehicle development programs.”

With this transaction completed, along with the sale of its automotive system integration division in Germany in 2005, Ballard’s corporate structure and scope is now fully aligned with its core fuel cell stack strategy. “We are now solidly positioned to execute on our plans to grow value in the nearer-term markets of materials handling, residential cogeneration and back-up power, and longer-term opportunities with automotive fuel cell stack technology,” said Mr. Sheridan.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, and Power to Change the World are registered trademarks of Ballard Power Systems Inc.